BALIUS CORP.

38 Sea View Park

Cliffoney, Co. Sligo, Ireland

Tel. 353851997078

Email: Baliuscorp@yahoo.com

March 12, 2013

Ms. Sonia Bednarowski,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Balius Corp.

Registration Statement on Form S-1

Filed January 31, 2013

File No. 333-186330

Dear Ms. Bednarowski:

Balius Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated February 27, 2013 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on January 31, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Our response: There was no communication that we, or anyone authorized to do so on our behalf, presented to potential investors. There are no any research reports about as that are published or distributed and there are no any brokers or dealers that are participating or will participate in our offering.

2. Please revise to disclose the number of shares that could be sold pursuant to Rule 144 of the Securities Act. Refer to Item 201(a)(2) of the Regulation S-K.

Our response: We have revised to disclose the number of shares that could be sold pursuant to Rule 144 of the Securities Act.

Registration Statement cover page

3. Refer to footnote (1) to the fee table. Your shares of common stock do not appear to meet the criteria for use of Rule 416(a). As such, any change in the amount of securities resulting from dilutive issuances during the offering period must be covered by a post-effective amendment, as required by Rule 416(b). Please revise to remove the reference to Rule 416 or advise. Refer to Securities Act Rule 416 and, for guidance, Securities Act Rules Compliance and Disclosure Interpretations Question 213.03.

Our response: We have revised to remove the reference to Rule 416.

Prospectus Summary, page 5

4. It appears from your disclosure that you are a “shell company” as defined by Rule 405 under the Securities Act. Please revise to disclose your status as a shell company or provide us with your analysis why you do not fit the definition of “shell company.”

Our response:  We do not believe that Balius Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Balius Corp. can be classified as having “no or nominal operations”.  Our management has specific education and background experience in our line of business as stated in the S-1. From inception, our sole officer and director has devoted a significant amount of time to the development of the Balius Corp.’s business.  In furtherance of the planned business, our management investigated the market demand for Irish Sport Horses and researched the equine business. Additionally, we have executed a Grazing Lease Agreement with Mary Gowan, dated January 22, 2013, under which Balius, Corp. leases a pasture consisting of approximately 5 acres located at Moneygold, Grange, Sligo County, Ireland.  We have also purchased first young horse for $2,000; therefore our assets do not consist solely of cash. We have started to train our horse and started to offer it to potential clients. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Balius Corp., page 5

5. We note that you need to raise a minimum of $50,000 from this offering to implement your business plan. Please briefly explain why you believe prospective investors should bear the risk that you will be unable to raise sufficient funds to implement your plan in the absence of a minimum offering amount or escrow account.

Our response: We believe prospective investors should bear the risk that we will be unable to raise sufficient funds to implement our plan in the absence of a minimum offering amount or escrow account, because we believe that we will earn revenue and will have commercial success, therefore our investor will take advantage of raising share price in the future.

6. Please revise the first paragraph of this section to disclose the amount of capital you have in your treasury as of the most recent practicable date, your monthly “burn rate” and how long your present capital will last at that rate.

Our response: We have revised the first paragraph of this section to disclose the amount of capital we have in our treasury as of the most recent practicable date, our monthly “burn rate” and how long our present capital will last at that rate.

7. We note your disclosure in the fourth sentence of the first paragraph regarding the amount of funds necessary for you to implement your business plan. Please revise to clarify that the amount of funds necessary to implement your plan of operations cannot be predicted with any certainty and may exceed any estimates you set forth. Refer to the second risk factor on page 6.

Our response: We have revised to clarify that the amount of funds necessary to implement our plan of operations cannot be predicted with any certainty and may exceed any estimates we set forth.

8. We note your disclosure that you plan to buy young Irish Sport Horses, train them and resell them. Please revise to disclose here the age of the horses you intend to purchase, a brief description of what you intend to train the horses to do, where you intend to train the horses, the length of time you anticipate you will be caring for and training such horses before resale, and your target market, including the geographic region or regions where you intend to offer your horses for sale.

Our response: We have revised to disclose the age of the horses we intend to purchase, a brief description of what we intend to train the horses to do, where we intend to train the horses, the length of time we anticipate we will be caring for and training such horses before resale, and our target market, including the geographic regions where we intend to offer our horses for sale.

9. Please revise to disclose the breed of horse you purchased, its age, and whether you have begun to train this horse.

Our response: We have revised to disclose the breed of horse we purchased, its age, and that we have begun to train this horse.

10. Please revise to disclose that your sole officer and director will only be devoting approximately 30 hours a week to your operations and that your operations may be sporadic and occur at times which are convenient to your sole officer and director.

Our response: We have revised to disclose that our sole officer and director will only be devoting approximately 30 hours a week to our operations and that our operations may be sporadic and occur at times which are convenient to our sole officer and director.

Risk Factors, page 6

Risks Associated to Our Business, page 6

11. Please revise to add risk factors that address the risks of having a sole director and officer, including the risk that, because your sole executive officer occupies all corporate positions, it may not be possible to have adequate internal controls and that, because the sole director and officer will determine his salary and perquisites, you may not have funds available for net income. Alternatively, please explain why such risk factors are not necessary.

Our response: We have revised to add risk factors in accordance with the comments of the commission.

12. Please revise to address the risk that because companies in your industry consist of mostly non-public companies, a small company in your industry with the added expenses of being a reporting company might have a competitive disadvantage. Alternatively, please tell us why such a risk factor is not necessary.

Our response: We have revised to add risk factors in accordance with the comments of the commission.

13. Please revise to include a risk factor that addresses the risk of disease, injury and death of your horses or tell us why you believe that such a risk factor is not necessary.

Our response: We have revised to add risk factors in accordance with the comments of the commission.

14. We note your disclosure on page 19 that your management believes that the volatility in the horse industry poses the most significant challenge to your success over the next year and in future years. Please revise to include a risk factor that addresses the volatility in your industry, including a discussion of the factors that contribute to such volatility.

Our response: We have revised our disclosure to clarify that the European debt crisis and recent global crisis has caused disruption and volatility in horse industry. We have such a risk factor.

The effect of the recent economic crisis, page 7

15. Please revise to expand this risk factor to address the potential effects that the European debt crisis may have on your business as it appears that you will operate in Europe and that you intend to market and sell your horses in Europe or tell us why this is not necessary.

Our response: We have revised to expand this risk factor to address the potential effects that the European debt crisis may have on your business.

Key management personnel may leave the company, page 9

16. We note your disclosure that you believe that “all commercially reasonable efforts have been made to minimize the risks attendant with the departure of key personnel.” Please revise to remove this sentence as it tends to negate the risk addressed in this risk factor.

Our response: We have revised to remove this sentence.

As an “Emerging Growth Company,” under the JOBS Act, we are permitted to rely, page 9

17. We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please expand the related disclosure on page 9 to cross reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies” for a further discussion of this exemption.

Our response: We have revised our disclosure in accordance to the comment of the Comission.

Risks Associated with This Offering, page 10

Our offering is being made on a best efforts basis, page 10

18. Please clarify that you require a minimum of $50,000 from the offering to implement your business plan.

Our response: We have clarified that you require a minimum of $50,000 from the offering to implement your business plan.

We will incur ongoing costs and expenses for SEC reporting and compliance, page 11

19. We note your disclosure that “[you] will have to utilize funds from Vitaliy Gladky, [your] sole officer and director . . . to complete the registration process.” Please revise to disclose here and on page 12, if true, that Mr. Gladky has no obligation to loan such funds to you and that there is no guarantee that he will loan such funds to you.

Our response: We have revised to disclose, that Mr. Gladky has no obligation to loan such funds to us and that there is no guarantee that he will loan such funds to us.

Management’s Discussion and Analysis, page 16

20. Please revise to include a section outlining and describing your critical accounting policies, bearing in mind that the purpose of the critical accounting policies section is to discuss the sensitivity aspects of those accounting policies which may be impacted by the estimates and judgments required in their analysis. For example, we note you have purchased one horse and your business plan includes similar purchases going forward. Please describe your accounting policy for this asset and all other similar future acquisitions, including how you will account for any events which may leave a horse injured, sick or otherwise unfit for resale. We further note you have entered into a Grazing Lease Agreement. Your critical accounting policies should describe your accounting treatment for this lease. In addition, this section should include your accounting policies for any other items which are or will be material to the business, such as how you plan to recognize revenues.

21. As you have elected to use the extended transition period for complying with new or revised accounting standards, please discuss this decision in detail under “Critical Accounting Policies.” Specifically, please explain that Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a) (2) (B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. In other words, an “emerging growth company” can delay the adoption of such accounting standards until those standards would otherwise apply to private companies until the first to occur of the date the subject company (i) is no longer an “emerging growth company” or (ii) affirmatively and irrevocably opts out of the extended transition period provided in Securities Act Section 7(a) (2) (B). Clarify that you have elected to take advantage of this extended transition period and, as a result, your financial statements may not be comparable to the financial statements of other public companies. Accordingly, until the date that you are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Securities Act Section 7(a) (2) (B), upon the issuance of a new or revised accounting standard that applies to your financial statements and has a different effective date for public and private companies, clarify that you will disclose the date on which adoption is required for non-emerging growth companies and the date on which you will adopt the recently issued accounting standard.

Plan of Operation, page 16

22. We note that you anticipate that it will cost between $4,000 to $16,000 to feed and care for the horses. With a view towards revised disclosure, please tell us whether you intend to hire someone to feed and care for your horses, and, if so, whether this amount includes the salary of such employee or contractor.

Our response: We have revised our disclosure to include the salary of a part-time groom who will feed and care for our horses.

Establish our Office, page 16

23. We note your disclosure that if you sell between 75% - 100% of the shares offered, you plan to purchase equipment with advanced features that will help you in everyday operations. Please revise to include a brief discussion of such features and how they will help in everyday operations.

Our response: We have revised to include a brief discussion in accordance with the comments of the commission.

Marketing, page 17

24. We note that you will spend $500 to $10,000, depending on how many shares you sell in this offering. Please revise to disclose your marketing plan if you raise more than $50,000 in this offering.

Our response: We have revised to disclose our marketing plan if you raise more than $50,000 in this offering.

25. We note your disclosure that you will use marketing strategies such as direct mailing and phone calls. Please revise here or in your Description of Business section to discuss how you will determine whom to target.

Our response: We have revised to delete this disclosure.

26. We note your disclosure in the second to the last paragraph on page 17 that, after you have established your office, developed your website, purchased new horses and hired a trainer, you should be ready to “start selling [your] services,” your disclosure in the last paragraph on page 17 that refers to customers using your services and your disclosure on page 21 that “[m]any large companies will be able to provide more favorable services to the potential customers.” These statements seem inconsistent with your disclosure on page 5 that you intend to sell horses. If you intend to offer services, please revise to describe such services.

Our response: We have revised to be consistent with our disclosure on page 5 that you intend to sell horses.

Description of Business, page 19

Our Business, page 19

27. We note that your sole officer and director is a self-employed horse trainer. Please revise here and in the summary to discuss potential conflicts of interest because your sole officer and director only works for you part time and is engaged in a similar business to you. Please add a risk factor describing the attendant risks.

Our response: We have revised our disclosure in accordance with the comments of the commission.

28. Please revise to disclose how, where and when you intend to purchase horses. For example, please disclose the number of horses you intend to purchase for each sale of a horse and, if you intend to purchase horses from horse distributers, at auctions or directly from breeders. We also note that you intend to spend $2,000 to $3,500 on each horse. Please provide the basis for how you determined this range and please revise to provide a brief discussion of what, if any, differences there are between horses purchased at the bottom of your range and horses purchased at the top of your range.

Our response: We have revised our disclosure in accordance with the comments of the commission.

29. In addition, please revise to clarify that there is no guarantee that you will be successful in training the horses in the activities and behaviors identified in the first paragraph of this section.

Our response: We have revised to clarify that there is no guarantee that we will be successful in training the horses in the activities and behaviors identified in the first paragraph of this section.

30. We note your disclosure on page 19 that after training a horse for two months, you intend to enter into a competition in order “to prove” the horse. Please revise to clarify that there is no guarantee that the horse will perform well in such competitions.

Our response: We have revised to clarify that there is no guarantee that the horse will perform well in such competitions.

31. We note that you anticipate that it will take two months for the horse trainer to prepare your horses for competitions. We also note that you intend to hire a single horse trainer for the same amount of pay regardless of how many horses you purchase with the proceeds of this offering. Please disclose the amount of hours you estimate it will take to train each horse. Additionally, please discuss, in the event you do not have the funds to hire additional trainers, what effect a reduction in the hours spent training each horse would have on its resale value.

Our response: We have disclosed the amount of hours we estimate it will take to train each horse. We have also discussed that in the event we do not have the funds to hire additional trainers, a reduction in the hours spent training each horse will have negative effect on its resale value.

32. Please revise to disclose the approximate amount of time you anticipate holding horses before offering the horses for resale. In addition, we note that the competitions require a horse and rider combination. Please revise to disclose whether you intend to hire riders and, if so, the anticipated costs for such riders. If necessary, please revise your Use of Proceeds and Plan of Operation sections.

Our response: We have disclosed the approximate amount of time we anticipate holding horses before offering the horses for resale. We have also disclosed that we do not intend to hire riders at the competitions. Our trainer and sole officer and director will ride the horses at the competitions.

33. We note that you anticipate that you will be able to sell the horses for $10,000 to $12,000 each. Please provide the basis for such belief and disclose any assumptions that were made in your estimate. Additionally, please disclose how a poor performance in jumping and eventing will affect the price or, if relevant, how the bloodline or size of the horse may affect the price.

Our response: We have revised our disclosure in accordance with the comments of the commission.

34. We note your disclosure in the first paragraph on page 21 that competitors may be able to “offer a better price for trained horses.” Please revise to discuss this obstacle and describe how your business plan is designed to overcome it.

Our response: We have revised to describe how our business plan is designed to overcome this obstacle.

Potential customers, page 20

35. We note that you intend to offer your horses to horse dealers, horse auctions, and directly to the public. Please revise to provide a brief explanation of the each method you intend to use to sell your horses.

Our response: We have revised our disclosure in accordance with the comments of the commission.

36. Please disclose which party bears the risks and costs of transit once horses have been purchased from you.

Our response: We have disclosed that a purchaser bears the risks and costs of transit once horses have been purchased from us.

Irish Sport Horse, page 20

37. It appears that much of the disclosure in this section is a direct quote from Wikipedia. To the extent that the disclosure in this section is a direct quote from Wikipedia, please revise to clearly indicate that it is such.

Our response: We have revised to clearly indicate that the disclosure in this section is a direct quote from Wikipedia.

38. Please revise to add balancing disclosure to this section to clarify that there is no guarantee that the horses you purchase will have such qualities and that, if your horses lack the qualities described in the second and third paragraphs of this section, they may be less valuable.

Our response: We have revised to add balancing disclosure to this section to clarify that there is no guarantee that the horses we purchase will have such qualities and that, if our horses lack the qualities described in the second and third paragraphs of this section, they may be less valuable.

39. Please substantiate that this breed is “globally renowned for being one of the best fox hunting mounts,” that it regularly tops the rankings for events, that the breed is popular with police forces in Britain and Ireland due to its sense and strength and that it is “becoming increasingly popular in eventing, show jumping and hunter trials.”

Our response: We have revised to delete this disclosure.

40. Please revise to clarify what you mean by “sense” and “honesty” in the third paragraph of this section.

Our response: We have revised to delete this disclosure.

41. Please substantiate your disclosure that many Irish Sport Horses sell for “high amounts” in the United States and Europe. In addition please provide a qualitative description of the types of horses that sell for “high amounts,” for example, discuss the age, accomplishments or pedigree of such horses.

Our response: We have revised to provide a qualitative description of the types of horses that sell for “high amounts.”

42. We note your disclosure that there are three types of Irish Sport Horses, light-weight, middle-weight and heavy-weight. Please revise to clarify which type(s) of Irish Sport Horse you intend to purchase and sell.

Our response: We have revised to clarify which types of Irish Sport Horse we intend to purchase and sell.

Marketing, page 20

43. We note that you will be targeting customers in Europe and North America. Please revise to identify the specific countries, regions or states where you intend to market your horses.

Our response: We have revised to identify the specific countries where you intend to market our horses.

44. Please revise to clarify that it is your belief that “[o]ne of the most powerful aspects of online marketing is the ability to target [your] chosen group with a high degree of accuracy and cost effective way.” In addition, please discuss the effectiveness of direct marketing and online marketing techniques in the resale of niche horse breeds.

Our response: We have revised our disclosure in accordance with the comments of the commission.

Competition, page 21

45. We note your disclosure that there are many barriers of entry in the equine business. Please revise to briefly describe such barriers. In this regard, we note that you anticipate that you will continue to face challenges from new market entrants.

Our response: We have revised to briefly describe such barriers.

We need proceeds from this offering to enter this business. We also need knowledge, riding and competition experience and broad connections to enter in the equine business.

Insurance, page 21

46. We note your disclosure that you will not maintain any insurance. Please revise to discuss the risks of not having insurance in your risk factors section or tell us why this is not necessary.

Our response: We have revised to discuss the risks in accordance with the comment of the Commission.

Plan of Distribution, page 24

47. We note your disclosure that your securities have not been registered for resale under the blue sky laws of any state. Please disclose where you intend to offer the securities. Additionally, please add a risk factor disclosing potential limitations on resale because of the absence of state registration.

Our response: We have disclosed that we intend to offer the securities to potential investors in Europe and added a risk factor in accordance with the comments of the Commission.

Procedures for Subscribing, page 25

48. Please file a form of your subscription agreement as an exhibit to your next amendment.

Our response: We have filed a form of your subscription agreement.

Description of Securities, page 26

49. We note that you refer prospective investors to the “applicable statutes of the State of Nevada.” Please provide a description of those statutes necessary to an understanding of the material rights and liabilities of holders of your securities.

The description of securities describes all material rights and preferences of holders of common stock under Nevada law, with the addition of the Nevada anti –takeover laws below:

NEVADA ANTI-TAKEOVER LAWS

The Nevada Business Corporation Law contains a provision governing “Acquisition of Controlling Interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges: (1) 20 to 33 1/3%, (2) 33 1/3 to 50%, or (3) more than 50%. A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The stockholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the Articles of Incorporation or Bylaws of the corporation. Our Articles of Incorporation and Bylaws do not exempt our common stock from the control share acquisition act. The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the act. An Issuing Corporation is a Nevada corporation, which; (1) has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Nevada; and (2) does business in Nevada directly or through an affiliated corporation.

At this time, we do not have 100 stockholders of record resident of Nevada. Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply to us, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of the Company, regardless of whether such acquisition may be in the interest of our stockholders.

The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of the Company. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having; (1) an aggregate market value equal to 5 percent or more of the aggregate market value of the assets of the corporation; (2) an aggregate market value equal to 5 percent or more of the aggregate market value of all outstanding shares of the corporation; or (3) representing 10 percent or more of the earning power or net income of the corporation. An “interested stockholder” means the beneficial owner of 10 percent or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (1) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; (2) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (3) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock. The effect of Nevada's business combination law is to potentially discourage parties interested in taking control of Omega Water Corp. from doing so if it cannot obtain the approval of our board of directors.

Interests of Named Experts and Counsel, page 27

50. We note your disclosure that no expert or counsel has a substantial interest exceeding $100,000. Please revise to disclose whether any expert or counsel has an interest exceeding $50,000 pursuant to Item 509 of Regulation S-K. Refer to Instruction 1 of the Instructions to Item 509.

Our response: We have revised to disclose that no expert or counsel has an interest exceeding $50,000.

Financial Statements, page F-1

Note 1. Organization and Business Operations, page F-6

51. You state that you intend to commence operations in horse breeding. However, throughout the document, you have disclosed that your business operations will focus on horse training. Please revise to clarify for consistency.

Our response: We have revised to clarify our business.

Note 7. Subsequent Events, page F-9

52. We note your disclosure that you have no material subsequent events to disclose. However, it appears you purchased a horse and entered into a lease agreement in January 2013. Please advise as to the reasons you believe these events should not be disclosed herein or revise accordingly.

Our response: We have revised to include purchase a horse and execution of a lease agreement to the subsequent events.

Please direct any further comments or questions you may have to the company at Baliuscorp@yahoo.com

Thank you.

Sincerely,

/S/ Vitaliy Gladky

Vitaliy Gladky, President